UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2006

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.
(Translation of registrant’s name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ‘‘home country’’), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                   No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On October 5, 2006, Lipman Electronic Engineering Ltd. (the ‘‘Registrant’’) notified The Nasdaq Stock Market that it will voluntarily withdraw its ordinary shares from listing on the Nasdaq Global Select Market, effective as of the close of trading on October 25, 2006. The Registrant expects to file a Form 25 with respect to the withdrawal from listing of its ordinary shares with the U.S. Securities and Exchange Commission on October 15, 2006. The Registrant is withdrawing its ordinary shares from listing as contemplated by its merger agreement with VeriFone Holdings, Inc. The Registrant also plans to suspend trading of its oridnary shares on the Tel Aviv Stock Exchange (‘‘TASE’’) on October 25, 2006 and delist from the TASE effective as of the closing of the merger, which the Registrant expects to occur on November 1, 2006.

A copy of the press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-112993), the Registrant's Registration Statement on Form S-8 (File No. 333-122374) and the Registrant's Registration Statement on Form S-8 (File No. 333-126955).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)

By:	/s/ Mike Lilo Mike Lilo Executive Vice President, Finance and Chief Financial Officer

Dated: October 5, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release issued on October 5, 2006 announcing notification of voluntary delisting from Nasdaq.